SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 1, 2003 to May 15, 2003

PENGROWTH ENERGY TRUST

Petro-Canada Centre — East Tower
2900, 111 — 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                 ]

SIGNATURES
PENGROWTH ENERGY TRUST ANNOUNCES THE PURCHASE OF A WORKING INTEREST IN THE SOEP PROCESSING FACILITIES
PENGROWTH ISSUES A CLARIFICATION REGARDING THE PURCHASE OF A WORKING INTEREST IN THE SOEP PROCESSING FACILITIES
PENGROWTH ENERGY TRUST ANNOUNCES THE PURCHASE OF EAST COAST SIGNIFICANT DISCOVERY LICENSES
PENGROWTH ANNOUNCES A NEW MANAGEMENT AGREEMENT

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release dated May 9, 2003 announcing the purchase of a working interest in the SOEP Processing Facilities.

2.	Press Release dated May 13, 2003 announcing a clarification regarding the purchase of a working interest in the SOEP Processing Facilities.

3.	Press Release dated May 14, 2003 announcing the purchase of East Coast Significant Discovery Licenses.

4.	Press Release dated May 15, 2003 announcing a new Management Agreement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

May 15, 2003	By:	/s/ Robert B. Hodgins Name: Robert B. Hodgins Title: Chief Financial Officer

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE
PURCHASE OF A WORKING INTEREST IN THE SOEP PROCESSING FACILITIES

(Calgary, May 9, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today a strategic acquisition to enhance Pengrowth’s netbacks from the Sable Offshore Energy Project (“SOEP”). Pengrowth has closed an agreement with certain of the SOEP Co-venturers to acquire an 8.4% working interest in the SOEP processing facilities downstream of the Thebaud Central Processing Platform (the “Facilities”). Pengrowth has also entered into an agreement with Emera Offshore Inc (“Emera”) with respect to financial adjustments pertaining to the Facilities.

The SOEP Co-venturers include ExxonMobil Canada Properties, Shell Canada Limited, Imperial Oil Resources and Mosbacher Operating Ltd. Pengrowth currently owns a 99.9% royalty interest granted by Emera in 8.4% of the reserves and production from SOEP.

The Facilities are comprised of:

•	sub-sea pipeline from the Thebaud Platform to shore;

•	Goldboro Gas Plant;

•	natural gas liquids line between the Goldboro Gas Plant and Point Tupper Fractionation Facility; and,

•	Point Tupper Fractionation Facility.

The agreement closed on May 8th, 2003 and included net closing payments by Pengrowth totaling approximately $57 million net of adjustments for capital, processing fees and interest. The closing payments have been financed from Pengrowth’s existing credit facilities.

The agreement will provide the following significant advantages for Pengrowth:

•	A material reduction in processing fees paid by Pengrowth to Emera for transporting and processing Pengrowth’s 99.9% royalty interest in Emera’s share of SOEP gas. Gilbert Laustsen Jung & Associates, independent engineers, have estimated that the net present value of the reduction in the processing fee is approximately $81 million at a 12% discount (including estimates of future capital required at the facilities and projected future abandonment liabilities). Pengrowth will continue to pay processing fees and operating costs to Emera for the use of Emera’s 8.4% working interest in the Offshore Platforms.

•	Based upon 2002 actual figures, the material reduction in processing fees for the Facilities would have reduced Pengrowth’s total combined processing fees and operating expenses from $8.12 per BOE to $7.23 per BOE.

•	These transactions will be accretive to the Unitholders and are forecast to result in an increase in distributions of approximately $0.04 per unit in 2003 and $0.15 per unit over the next 5 years.

•	This successfully resolves and concludes the negotiations with respect to the processing fees on the Facilities.

•	The Facilities purchase positions Pengrowth for participation in other projects off the east coast of Canada which may utilize the Facilities.

“These transactions will reduce our production costs and significantly improve the returns on our SOEP interest,” says James Kinnear, Pengrowth’s President and Chief Executive Officer.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
 Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
 Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ISSUES A CLARIFICATION REGARDING THE
PURCHASE OF A WORKING INTEREST IN THE SOEP PROCESSING FACILITIES

(Calgary, May 13, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, today clarified its press release issued on May 9, 2003 with respect to Pengrowth Corporation’s purchase of an 8.4% working interest in the SOEP processing facilities downstream of the Thebaud Central Processing Platform (the “Downstream Facilities”).

Pengrowth Corporation will continue to pay Emera Offshore Inc. (“Emera”) processing fees for the use of Emera’s 8.4% interest in the SOEP platform facilities upstream of and including the Thebaud Central Processing Platform. As a result of the purchase, Pengrowth will no longer pay transportation and processing fees to the owners of the Downstream Facilities, including ExxonMobil Canada Properties, Shell Canada Limited, Imperial Oil Resources and Mosbacher Operating Ltd. These fees were previously charged by the downstream owners through Emera and these costs were then flowed through to Pengrowth Corporation.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE
PURCHASE OF EAST COAST SIGNIFICANT DISCOVERY LICENSES

(Calgary, May 14, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust has entered into an agreement for the purchase of varying interests in eleven significant discovery licenses (“SDL’s”) from Nova Scotia Resources Limited (“NSRL”) for Cdn$4.5 million plus a 10% Net Profits Interest to NSRL. Development of these SDL’s could compensate for natural declines in production from the SOEP fields in the later years of the SOEP project. Timing of development, through farmout or other means, of the SDL’s to be acquired will depend on the performance of SOEP and other developments in the region.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ANNOUNCES A NEW MANAGEMENT AGREEMENT

(Calgary, May 15, 2003) /CNW/ Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (the “Trust”), and Pengrowth Management Limited (the “Manager”) announced today that they have reached an agreement, subject to unitholder approval, on the terms of a new management agreement.

A new fee structure has been designed to provide lower fees and strong incentives to the Manager to continue to increase unitholder returns. The new management agreement better aligns the interests of the Manager with unitholders without the upfront costs associated with internalization.

A Special Committee comprised of the independent directors of Pengrowth Corporation was formed to consider the current management agreement and alternatives thereto including internalization. The Special Committee consisted of John B. Zaozirny, Chairman, Michael A. Grandin, Thomas A. Cumming, and Francis G. Vetsch. The Special Committee considered four primary alternatives as follows:

1.	to deliver notice of termination of the current management agreement;

2.	to allow the current management agreement to be automatically renewed until the annual meeting in 2006 without change;

3.	to amend the current management agreement to eliminate transaction based fees and incorporate performance based fees;

4.	to internalize the current management agreement.

After considering the four alternatives, the Special Committee decided to negotiate a new management agreement with the Manager. The Special Committee unanimously supports the new management agreement.

The Special Committee retained Scotia Capital to act as its financial advisor and to provide a fairness opinion with respect to the terms of the new management agreement. Scotia Capital considered the financial impact on unitholders having regard to the net present value of incremental cash flows and accretion to unitholder distributions. Scotia Capital assessed the financial impact of the new management agreement relative to a continuation of the current management agreement, termination of the current management agreement and a range of hypothetical internalization scenarios based on precedent transactions.

Scotia Capital concluded that the new management agreement generally had a favourable financial impact to unitholders relative to this range of scenarios and that the terms of the new management agreement are fair, from a financial point of view, to unitholders.

The Special Committee was advised by Scotia Capital and McCarthy Tetrault LLP. Pengrowth Management Limited was advised by HSBC (Securities) Inc. and Bennett Jones LLP.

Key features of the new management agreement include:

•	Avoidance of the up-front costs generally associated with internalization.

•	Reduced base management fees resulting in potential direct savings of several millions of dollars to unitholders.

•	Elimination of acquisition fees.

•	The introduction of a performance fee based on 3-year rolling average total annual return received by unitholders.

•	The implementation of a ceiling on the total fees payable.

•	Two distinct three year terms with a declining fee structure in the second three year term.

•	Continued commitment by James S. Kinnear to the stewardship of the Trust.

•	Augmented bonus structure for Pengrowth team members.

•	Enhanced corporate governance.

Terms and Conditions of the New Management Agreement

Term

The new management agreement includes two distinct three year terms and is subject to termination at the discretion of the Board of Directors at the expiration of the first three year term based upon a two year termination payment which will equal two times the average annual fees paid during the first three year term. The agreement will terminate upon the expiry of the second three year term on June 30, 2009 without further compensation to the Manager.

Base Fee

During the first three year term of the new agreement, the base fee will be 2% of the first $200 million of an income amount (permitted classes of revenue and income of Pengrowth Corporation and Pengrowth Energy Trust) and 1% of income above $200 million. If the Board of Directors of Pengrowth Corporation elects to extend the contract for the second three year term, the base fee will be reduced to 1.5% of the first $200 million of income amount and 0.5% of income above $200 million.

In contrast, the current management contract contains a base management fee which is 3.5% of the first $50 million of income, 3.0% of the second $50 million and 2.5% of income over $100 million. The Manager is currently also entitled to an acquisition fee which is 1% of a base amount. The base amount is a minimum of $100 million or the purchase price of established reserves acquired to replace production from the preceding calendar year. The acquisition fee is 0.5% in respect of acquisitions in excess of the base amount.

Performance Fee

The new management agreement contains a performance fee of 3% of the three year rolling average total annual return to unitholders above an 8% threshold. During the second three year term, the performance fee will be reduced to 1.5% of the three year rolling average total annual return to unitholders above an 8% threshold.

The three year rolling average total annual return performance fee is designed to minimize the impact of short term commodity price fluctuations and market performance on management compensation and emphasize longer term value creation for unitholders.

Ceiling on Total Fees Payable

The fees through the first three year term of the new management agreement will be subject to a ceiling of

2

80% of the total fees payable under the current management agreement and then will be reduced to a ceiling of 60% over the second three year term. The second three year term will also be subject to a $10 million annual maximum after netting out assumed expenses of $2 million.

Minimum Fees Payable and Assumed Expenses

The new management agreement contains a minimum annual compensation of approximately $3.6 million to provide base remuneration and to offset the approximately $2 million of assumed expenses which continue to be incurred by the Manager on behalf of the Trust. These assumed expenses will include a bonus pool for the benefit of employees and special consultants of Pengrowth Corporation, a range of charitable activities and certain expenses related to business development.

Pengrowth Bonus Pool

Under the new management agreement, the bonus pool has been augmented to 10% of the aggregate of the base fee and the performance fee for the year. The bonuses will be paid from the bonus pool by the Manager to employees of, and special consultants to, Pengrowth in consultation with, and in certain cases subject to the approval of, the Corporate Governance/Compensation Committee. This bonus pool will provide ongoing incentives for Pengrowth team members, encouraging performance and parallel economic interest.

James S. Kinnear

The new management agreement includes provisions for the continued service of James S. Kinnear, Chairman, President and Chief Executive Officer of Pengrowth Corporation during the term of the agreement.

Advantages of the new management agreement for Pengrowth Unitholders are as follows:

•	The new management agreement avoids the substantial upfront costs which have been associated with other internalizations.

•	A significant reduction in the base management fee from previous levels which is accretive to unitholders.

•	The new management agreement provides further incentive for the Manager to conduct acquisitions and development activities that are accretive to unitholders.

•	The elimination of acquisition fees.

•	The introduction of a fee based on a return to unitholders which further aligns the interests of the Manager with the unitholders. The Manager, James S. Kinnear and associated parties remain, on a combined basis, one of the largest single unitholders of Pengrowth Energy Trust at 3.1 million units or 2.8% of the total trust units outstanding.

•	The Manager will continue to pay bonuses and charitable expenses and certain general and administrative costs on behalf of the unitholders, contributing approximately $2 million annually, as it has in the past.

•	The new management agreement will maintain the existing management team which has delivered above average returns to unitholders over the past fourteen years. The compound rate of return on Pengrowth units has averaged 16.7% per annum since inception in December 1988 to April 30th, 2003 (assuming reinvestment of distributions).

3

•	The implementation of a ceiling on annual fees is unique in the industry.

•	The new agreement contains provisions which enhance Pengrowth’s policy of good corporate governance in line with policies of the TSX and the NYSE including matters arising out of the Sarbanes Oxley Act in the United States and other recent developments.

Recommendation and Voting

The Board of Directors of Pengrowth Corporation unanimously recommends that unitholders of Pengrowth Energy Trust and Pengrowth Corporation accept the new management agreement. Details of the new management agreement are included in the Information Circular — Proxy Statement dated May 12, 2003.

The new management agreement requires approval of the unitholders by special resolution and will be presented for a vote at the Annual General Meeting to be held in Calgary, Alberta at 3:00 p.m. MST on June 17, 2003 at the Calgary Petroleum Club.

John Zaozirny, Chairman of the Special Committee and Lead Director stated that “the Board of Directors unanimously supports the amended management agreement which is financially attractive to unitholders relative to other alternatives, including internalization, and will pay the Manager for performance.”

James S. Kinnear, Chairman and Chief Executive Officer of Pengrowth Corporation and President of Pengrowth Management said “The new agreement further aligns the interests of Pengrowth Management with our unitholders. It reduces base fees and eliminates acquisition fees paid to management, while enhancing performance incentives based on a formula of total return.”

Related Party Transaction

Entering into the new management agreement constitutes a “related party transaction” within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission due to the ownership of the shares of the Manager by James S. Kinnear. However, entering into the new management agreement is exempt under the applicable policies from certain valuation and minority approval requirements as the aggregate value of the consideration to be paid by Pengrowth Energy Trust under the new management agreement does not exceed 25% of the market capitalization of the trust.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding the new management contract today, May 15, 2003, at 9:30 am Mountain Daylight Time (11:30 Eastern Daylight Time). Callers may dial 1-800-814-4890 or Toronto local 1-416-640-1907 a few minutes prior to start and request the Pengrowth Conference Call. The call will also be available for replay by dialing 1-877-289-8525, or Toronto local, 1-416-640-1917 and entering the passcode number 21001942 followed by the pound key.

Interested users of the internet are invited to go to www.newswire.ca/webcast/viewEventCNW.html?eventID=562980 or www.pengrowth.com for conference call replay.

PENGROWTH CORPORATION
James S. Kinnear, President

4

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com; Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051 OR Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

5